UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ORTEC INTERNATIONAL, INC.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    68749B108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [_]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G
CUSIP NO. 68749B108                                           Page 2 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          722,328
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         722,328
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  722,328

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    7.45%

12       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13G
CUSIP NO. 68749B108                                           Page 3 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,153,906
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,153,906
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,153,906

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    11.91%

12       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13G
CUSIP NO. 68749B108                                           Page 4 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LUPA FAMILY PARTNERS

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          431,572
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         431,572
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  431,572

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.45%

12       Type of Reporting Person (See Instructions)

                  PN

                                                              Page 5 of 11 Pages


Item 1(a)         Name of Issuer:

                  Ortec International, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3960 Broadway, New York, New York 10032

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros Fund Management LLC ("SFM LLC");

                  ii)      George Soros ("Mr. Soros"); and

                  iii)     Lupa Family Partners ("Lupa").

                  This statement relates to the Shares held for the accounts of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners") and Lupa. SFM LLC serves as principal investment manager to Quasar Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC and in such capacity may be deemed to have the sole power to direct the voting and disposition over the Shares held for the account of Quasar Partners. Mr. Soros, by virtue of his position as a general partner of Lupa, may be deemed to have the sole power to direct the voting and disposition over the Shares held for the account of Lupa.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Lupa is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen; and

                  iii)     Lupa is a New York limited partnership.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  68749B108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                                                              Page 6 of 11 Pages


                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) SFM LLC may be deemed the beneficial owner of 722,328 Shares held for the account of Quasar Partners.

                  (ii) Mr. Soros may be deemed the beneficial owner of 1,153,906 Shares. This number includes (A) 722,328 Shares held for the account of Quasar Partners and
                           (B) 431,572 Shares held for the account of Lupa.

                  (iii) Lupa may be deemed the beneficial owner of the 431,572 Shares held for its own account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately 7.45% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 11.91% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Lupa may be deemed to be the beneficial owner constitutes approximately 4.45% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

   SFM LLC
   -------

   (i)      Sole power to vote or to direct the vote:                    722,328

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:       722,328

   (iv)     Shared power to dispose or to direct the disposition of:           0

                                                              Page 7 of 11 Pages



  Mr. Soros
  ---------

  (i)      Sole power to vote or to direct the vote:                   1,153,906

  (ii)     Shared power to vote or to direct the vote:                         0

  (iii)    Sole power to dispose or to direct the disposition of:      1,153,906

  (iv)     Shared power to dispose or to direct the disposition of:            0

  Lupa
  ----

  (i)      Sole power to vote or to direct the vote:                     431,572

  (ii)     Shared power to vote or to direct the vote:                         0

  (iii)    Sole power to dispose or to direct the disposition of:        431,572

  (iv)     Shared power to dispose or to direct the disposition of:            0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           (i)  The  partners  of  Quasar  Partners,   including
Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                           (ii)  The   partners   of  Lupa  have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Lupa in accordance with their partnership interests in Lupa.

                           SFM LLC expressly disclaims  beneficial  ownership of
any Shares not held for the account of Quasar Partners. Lupa expressly disclaims beneficial ownership of any Shares not held for its own account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                              Page 8 of 11 Pages


Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2002                        SOROS FUND MANAGEMENT LLC


                                                By:  /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Assistant General Counsel


Date:  February 14, 2002                        GEORGE SOROS


                                                By:  /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact

Date:  February 14, 2002                       LUPA FAMILY PARTNERS

                                               By:   GEORGE SOROS,
                                                     Its General Partner


                                               By:  /s/ Richard D. Holahan, Jr.
                                                    ----------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.      Power of Attorney,  dated as of January 15, 2002, granted by
        Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr. Sean Collinan, Mr. Richard
        D. Holahan, Jr. and Mr. Robert Soros............................   11